Free Writing Prospectus to Preliminary Pricing Supplement No. 4,603

Registration Statement Nos. 333-275587; 333-275587-01

Dated November 1, 2024; Filed pursuant to Rule 433

Morgan Stanley

2.75-Year BAUSE5X Market-Linked Notes

This document provides a summary of the terms of the notes. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, index supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Terms
Issuing Entity:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying:	BlackRock Adaptive U.S. Equity 5% Index (BAUSE5X)
Participation rate:	250% to 265%
Pricing date:	November 22, 2024
Determination date:	August 23, 2027
Maturity date:	August 26, 2027
CUSIP:	61776WRC9
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000183988224036842/ms4603_424b2-22103.htm

1All payments are subject to our credit risk

Hypothetical Payout at Maturity1

Change in Underlying	Return on Notes
+60%	+150%*
+50%	+125%*
+40%	+100%*
+30%	+75%*
+20%	+50%*
+10%	+25%*
0%	0.00%
-10%	0.00%
-20%	0.00%
-30%	0.00%
-40%	0.00%
-50%	0.00%
-60%	0.00%
*Assumes a participation rate of 250%

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Index

For more information about the underlying index, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Notes

●The notes do not pay interest and may not pay more than the stated principal amount at maturity.

●The market price of the notes will be influenced by many unpredictable factors.

●The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●The estimated value of the notes is approximately $963.70 per note, or within $35.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The amount payable on the notes is not linked to the value of the underlying index at any time other than the determination date.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices.

●Investing in the notes is not equivalent to investing in the underlying index.

●The notes will not be listed on any securities exchange and secondary trading may be limited.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the notes.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes.

Risks Relating to the Underlying Index

●There are risks associated with the underlying index.

●The level of the index can go down as well as up.

●Low volatility in the index is not synonymous with low risk in an investment linked to the index.

●While the index has a Target Volatility of 5%, there can be no guarantee, even though the index is rebalanced daily, that the realized volatility of the index will not be less than or greater than 5%.

●There can be no assurance that the actual volatility of the index will be lower than the volatility of any or all of the Index Constituents.

●The volatility target feature of the index may dampen its performance in bullish markets.

●The value of the index and any instrument linked to the index may increase or decrease due to a number of factors, many of which are beyond our control.

●No assurance can be given that the investment strategy used to construct the index will achieve its intended results or that the index will be successful or will outperform any alternative index or strategy that might reference the Index Constituents.

●Changes in the value of the Index Constituents may offset each other.

●Investing in the notes is not equivalent to investing in the index.

●The index was established on March 13, 2023, and therefore has limited actual operating history.

●As the index is new and has limited actual historical performance, any investment in the index may involve greater risk than an investment in an index with longer actual historical performance and a proven track record.

●Adjustments to the index could adversely affect the value of the notes.

●The daily decrement of 0.50% per annum and the Interest Rate Reduction will adversely affect the performance of the index in all cases, whether the index appreciates or depreciates.

●Adjustments to the underlying index could adversely affect the value of the notes.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Notes –Tax considerations” concerning the U.S. federal income tax consequences of an investment in the notes, and you should consult your tax adviser.